September 11, 2025

Anthony Pompliano
Chief Executive Officer
ProCap Financial, Inc.
ProCap BTC, LLC
600 Lexington Avenue, Floor 2
New York, NY 10022

       Re: ProCap Financial, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted August 28, 2025
           CIK No. 0002076163
Dear Anthony Pompliano:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-4
Summary of the Proxy Statement/Prospectus
The Business Combination
Ancillary Documents
Convertible Note Subscription Agreements, page 40

1. We note your revised disclosure in response to prior comment 13 that Pubco expects that 100% of the collateral will be held in Bitcoin. Please revise to disclose the percentage of Pubco's Bitcoin holdings that will be used as collateral for the
       Convertible Notes. In addition, your disclosure that Pubco expects that 100% of the
 September 11, 2025
Page 2

       collateral for the Convertible Notes will be held in Bitcoin appears to be inconsistent with your disclosure on page 117 that "[t]he Convertible Notes will be secured by a
       substantial portion of Pubco   s assets, including cash, cash
equivalents and certain
       Bitcoin assets." Please revise for clarity and consistency. In addition, please file the
       Indenture and Collateral Agreement as exhibits to the registration statement.
Risks Factors
Risks Related to the Business and Bitcoin Treasury Strategy of Pubco
Bitcoin and other digital assets are novel assets, page 73

2. Refer to your response to prior comment 21. Please revise this risk factor to update your disclosure regarding the litigation with Binance and Coinbase. Risks Related to Being a Public Company
The Pubco Charter will designate the Court of Chancery of the State of Delaware, page 91

3. We note your revised disclosure on pages 91 and 92 in response to prior comment 20.
       Please revise your risk factor to clarify that PubCo's exclusive forum provision does not apply to a complaint asserting a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder.
Extraordinary General Meeting of CCCM Shareholders
Proposal 3: The Business Combination Proposal
Background of the Business Combination, page 143

4. Refer to your response to prior comment 26. Please disclose the negotiations that led to the adoption of the First Amendment to the Business Combination Agreement on
       July 28, 2025 that provides that 15% of the Adjustment Shares, which were originally to be delivered to the holder of the ProCap Common Units, be reallocated to non-
       redeeming Public Shareholders of CCCM so that investors understand which party suggested the amendment and the reasons for the amendment.
Proposal 5: The Organizational Documents Proposal
Required Vote and Recommendation of the CCCM Board, page 189

5. We note your response to prior comment 33 that you revised the disclosure on page
       189 to include the full text of each of the separate proposals constituting the
       Organization Documents Proposal, but the full text of the resolution continues to provide a single vote instead of separate votes for each material change to the
       Organizational Documents. Please revise to provide separate votes for Proposals
       5(A), 5(B), and 5(C).
 September 11, 2025
Page 3
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
June 30, 2025, page 222

6. We note your response to prior comment 16 and the disclosure in Adjustment A of a
       $70.2 million fair value of the embedded derivative for the conversion option. Please address the following:
           Revise your footnote disclosure to indicate how you valued the embedded derivative for the conversion option.
           Revise Adjustment A on your pro forma balance sheet to reflect this derivative and associated debt discount as it appears that only the original issuance discount of $7.05 million is reflected. Otherwise tell us how you reflected the embedded derivative in your pro forma balance sheet.
           Revise Adjustment BB to include amortization of the debt discount associated with the embedded derivative as well as that associated with the original issuance discount and the deferred debt issuance costs.
           As you have determined that the embedded derivative should be bifurcated from the host contract, revise your risk factor at the bottom of page 118 to remove the indication that you "may be required to separately account for the liability and equity components of the Convertible Notes."
Information Related to ProCap
Media Products, page 244

7. We note your revised disclosure in response to prior comment 36. Please tell us, with a view towards revised disclosure, why the launch of your media products will not generate any upfront cost or result in the use of capital. In addition, please revise to disclose your plans related to your podcasts, YouTube Channel, social media accounts and Substack newsletters, including how often you plan to record and release your podcasts and how often you plan to release and/or publish new material on your
       YouTube Channel, social media accounts and Substack newsletter, the costs associated with creating content for your media products, and the sources of capital to do so. In addition, we note that you have entered into non-exclusive agreements to advertise certain Bitcoin-related products and services of third parties on your podcasts, podcasts broadcast on your Youtube channel, and on your X account. Please revise to disclose the material terms of these agreements, including fee arrangements, typical terms of the agreements and your obligations related to these agreements so that investors understand how you intend to earn advertising revenue on your media products.
Bitcoin Treasury Strategy, page 245

8.     We note your revised disclosure on page 246 in response to prior comment
42. Please
       revise to disclose the material terms of your agreement with AI, Ltd. so that investors understand how AI, Ltd. facilitates your Bitcoin purchases.
 September 11, 2025
Page 4
Custody of ProCap's Bitcoin, page 251

9. We note your revised disclosure in response to prior comment 44. Please revise to provide quantitative disclosure regarding the insurance coverage of your custodied assets pursuant to your Custody Agreement with Anchorage.
Financial Statements of ProCap BTC, LLC
Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Digital assets, page F-31

10. We acknowledge your revised disclosure in response to prior comment 46. Please tell us why purchases of Bitcoin for cash are initially recorded at fair value instead of acquisition price plus transaction costs consistent with the guidance in ASC 350-30-
       30-1 and ASC 805-50-30-1. Otherwise, revise your disclosure to differentiate between the initial measurement for digital assets purchased for cash and those received in exchange for other assets or equity contributions.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Irene Paik at 202-551-6553
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets